Wearable Health Solutions, Inc.

2300 Yonge Street, Suite 1600

Toronto, Ontario Canada M4P 1E4

Phone: (647)792-0402

Effie Simpson

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Registration Statement on Form 10-12G
Filed: November 19, 2021
File No. 000-56368

January 19, 2022

Dear Ms. Simpson,

This letter sets forth the response of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to the SEC comments on November 22, 2021, to our Form 10-12G (File No. 000-56368)

SEC Comments:

Form 10-12G filed November 19, 2021

General

1. Please update your financial statements as required by Article 8 of Regulation S-X. Please note that once your financial statements are updated, we may have additional comments based upon review.

Company Response: The Company has updated its financials throughout the Form 10-12G as required by Article 8 of Regulation S-X, as well as updating the document to reflect more current information.

2. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Company Response: The Company understands and intends to be subject to the reporting requirements of the Exchange Act of 1934.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (647)792-0402. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director